BPO

Of 1-31-02



02005163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response . . . | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 52190 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



RECEIVED
PROCESSING
JAN 2 4 2002
WASH, D.C.
316
SECTION


## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koehler Financial, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5764 James Drive
(No. and Street)

Stevensville (City) MI (State) 49127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy P. Koehler 616-429-0650
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory J. Klenow, CPA
(Name — if individual, state last, first, middle name)

7829 Sprinkle Rd, Ste B (Address) Portage (City) MI (State) 49002 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KtA

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Randy P. Koehler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koehler Financial, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____________________________________

____________________________________

____________________________________

Randy P. Koehler
Signature

Principal
Title

Sandra M Welch
Notary Public

SANDRA M WELCH
Notary Public, Berrien County, MI
My Commission Expires Apr 22, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors report on internal accounting controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KOEHLER FINANCIAL, LLC

# FINANCIAL STATEMENTS

# AS OF DECEMBER 31, 2001

## CONTENTS

GREGORY J. KLENOW
CERTIFIED PUBLIC ACCOUNTANT
PORTAGE, MICHIGAN

---

**INDEPENDENT AUDITORS' REPORT**

Randy P. Koehler
C/O Koehler Financial, LLC

I have audited the accompanying statement of financial condition of Kohler Financial, LLC as of December 31, 2001 and the related statements of income, and statement of changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted an audit in accordance with generally accepted auditing standards. Those standards require that I perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly the financial condition of Koehler Financial, LLC as of December 31, 2001, and the results of its operations and its changes in financial condition for the year then ended in conformity with generally accepted accounting principles.

The information contained in Schedule I is presented for purposes of conforming with information required by rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the financial statements, and in my opinion, is fairly stated in all material aspects.

January 17, 2002

Gregory J Klenow

Koehler Financial, LLC
**STATEMENT OF FINANCIAL CONDITION**
As of December 31, 2001

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 10,158 |
| Receivable from dealers | 5,779 |
| TOTAL ASSETS | $ 15,937 |
| **LIABILITIES AND CAPITAL** | |
| LIABILITIES: | |
| Management Fee payable | $ 5,937 |
| Total liabilities | 5,937 |
| CAPITAL | |
| Capital | 10,000 |
| TOTAL LIABILITIES AND CAPITAL | $ 15,937 |

See notes to financial statements

Koehler Financial, LLC
**STATEMENT OF INCOME**
Year ended December 31, 2001

| | |
|---|---|
| REVENUES | |
| Commissions | $ 252,775 |
| Interest Income on cash in bank | 158 |
| Total revenues | 252,933 |
| EXPENSES | |
| Management Fees | 252,933 |
| Total expenses | 252,933 |
| NET INCOME | $ - |

See notes to financial statements

Koehler Financial LLC

**STATEMENT OF CHANGES IN FINANCIAL CONDITION**

Year ended December 31, 2001

| | | 1998 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ - | $ 3,088 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in: | | |
| Receivable from dealers | 13,245 | (12,912) |
| Increase (decrease) in: | | |
| Management Fee payable | (13,518) | - |
| Net cash provided by operating activities | (273) | (9,824) |
| Cash flows from Capital activities: | | |
| None | - | (1,926) |
| Net increase (decrease) in cash | (273) | (11,750) |
| Cash - beginning of year | 10,431 | 634 |
| Cash - end of year | $ 10,158 | $ (11,116) |

See notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a) Organization and nature of business:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a Michigan Limited Liability Company (LLC). Its only line of business as a broker-dealer involves agency transactions. Its customers are located primarily in Southwestern Michigan.

b) Commission revenue:
Commission revenue is recorded on the accrual basis.

c) Management Fees:
The Company has entered into an Operating Agreement with Koehler Financial Services, Inc. Under this agreement all revenues of the Company are paid to Koehler Financial Services, Inc. In return, all operating expenses of the Company are paid by Koehler Financial Services, Inc.

Koehler Financial LLC

**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

As of December 31, 2001

NET CAPITAL

| | |
|---|---|
| Net capital | $ 10,000 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in statement of financial condition: | |
| Accrued expenses | $ 5,937 |
| COMPUTATION OF BASIC CAPITAL REQUIREMENT: | |
| Minimum net capital required based on Aggregate Indebtedness | $ 395 |
| Minimum dollar requirement | $ 5,000 |
| Excess net capital | $ 5,000 |
| Excess net capital at 1000% | $ 9,406 |
| Ratio: Aggregate indebtedness to net capital | .59 to 1 |

Note:

Schedules II, III, and IV, required under Rule 15c3-3 of the Securities and Exchange Commission, have not been presented because the Company claims exemption under section k(1), "Limited business (mutual funds and/or variable annuities only)"

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5

Randy P. Koehler
Koehler Financial, LLC

As required by rule 17a-5(g)91) of the Securities and Exchange Commission (SEC), I studied the accounting practices and procedures followed by the Company. This included tests relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining exemptive procedures of rule 15c-3. Because the Company does not carry securities or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governers of the Federal Reserve System

The management is responsible for establishing and maintaining an internal control structure, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management are required to assess expected benefits and related costs of this structure practices and procedures referred to in the preceding factor. The ultimate gaol is to determine that those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

The two main objectives in the internal control structure and the practices and procedures are:

1. Provide management with reasonable assurance that assets of the Company are safegurded against loss from unauthorized use or disposition, and
2. Transanctions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

I did not note any matters involving the internal control structure and its operations that I consider to be reportable under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the internal control structure that could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with

**INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5 (Continued)**

the assertions of management in the financial statements.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institiute of Certified Public Accountants. However, I believe there are no material weaknesses, and that the Company's practices and procedures were adequate at December 31, 2001 to meet the Securities and Exchange Commission's objectives referred to in the second paragraph.

This report is intended soiely for the use of management, the Securities and Exchange Commission, The National association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchang Act of 1934 on their regulation of registered brokers. This should not be used for any othe purpose.,

January 17, 2002

Gregory J. Klenow